Exhibit 21.1

Ficaar, Inc.

List of Subsidiaries

Company Name	State of Incorporation
Standard Canna, Inc.	Florida
Standard Cultivation Systems, Inc.	Colorado
Standard Property Group, Inc.	California
Precious Holdings, Inc.	Delaware